11016073

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2011
Washington, DC
110

SEC FILE NUMBER
8- 46982

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 MM/DD/YY AND ENDING 12/31/10 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAMILTON CAVANAUGH INVESTMENT BROKERS Inc
dba - HAMILTON CAVANAUGH & ASSOCIATES . INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

661 N. BROADWAY
(No. and Street)

WHITE PLAINS	NY	10603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATT SAMPSON 914.761.6110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CAPUTO & BONCARDO CPA's PC
(Name – *if individual, state last, first, middle name*)

538 WESTCHESTER AVE	RYE BROOK	NY	10573
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MATTHEW H. SAMPSON JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAMILTON CAVANAUGH & ASSOCIATES, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

CELESTE ANNE GOETHE
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01GO6082448
QUALIFIED IN WESTCHESTER COUNTY
COMMISSION EXPIRES 10-28-~~2006~~ 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMILTON CAVANAUGH & ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM THEREON)

CAPUTO & BONCARDO, CPAs P.C.

HAMILTON CAVANAUGH & ASSOCIATES, INC.

CONTENTS

C & B

CAPUTO & BONCARDO CPAs PC

CERTIFIED PUBLIC ACCOUNTANTS

538 Westchester Avenue • Rye Brook, New York 10573
Telephone: (914) 937-0880 • Fax: (914) 935-0582 • E-mail: cbcpas.org

Rocco Caputo, CPA
Nicholas J. Boncardo, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder and Directors
Hamilton Cavanaugh & Associates, Inc.
White Plains, New York

We have audited the accompanying statement of financial condition of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2010 and 2009, and related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2010 and 2009, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but page 9 is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Caputo & Boncardo CPAs P.C.
CAPUTO & BONCARDO, CPAs P.C.

Rye Brook, New York
February 7, 2011

HAMILTON CAVANAUGH & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

ASSETS

	2010	2009
CURRENT ASSETS:		
Cash	$ 595,911	$ 389,975
Accounts receivable	32,751	26,209
Prepaid expenses and employee loans	58,073	56,290
Total current assets	686,735	472,474
PROPERTY AND EQUIPMENT:		
Equipment	505,820	486,640
Less accumulated depreciation	325,658	273,004
	180,162	213,636
OTHER ASSETS:		
Deposits	500	500
Total Assets	$ 867,397	$ 686,610

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 168,092	$ 178,207
Total current liabilities	168,092	178,207
STOCKHOLDERS' EQUITY:		
Common stock-no par value, 200 shares authorized, issued and outstanding	16,000	16,000
Retained earnings	683,305	492,403
Total stockholders' equity	699,305	508,403
Total Liabilities and Stockholders' Equity	$ 867,397	$ 686,610

See report of independent registered public accounting firm and notes to financial statements.

HAMILTON CAVANAUGH & ASSOCIATES, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Revenue:		
Gross commissions	$4,610,795	$4,778,449
Less: Commissions paid	(25,509)	(159,319)
Net commissions	4,585,286	4,619,130
Operating expenses	3,820,143	3,754,963
Income before other income	765,143	864,167
Other income:		
Realized gain (loss)	-	(20,864)
Investment income	39,285	37,207
	39,285	16,343
Income before income taxes	804,428	880,510
Income taxes	9	1,484
Net income	$ 804,419	$ 879,026

See report of independent registered public accounting firm and notes to financial statements.

HAMILTON CAVANAUGH & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010		
	Capital Stock	Retained Earnings	Total
Balance, beginning of year	$16,000	$ 492,403	$ 508,403
Net income	-	804,419	804,419
Dividends paid	-	(613,517)	(613,517)
	$16,000	$ 683,305	$ 699,305

	2009		
	Capital Stock	Retained Earnings	Total
Balance, beginning of year	$16,000	$1,326,130	$1,342,130
Net income	-	879,026	879,026
Dividends paid	-	(1,712,753)	(1,712,753)
Balance, end of year	$16,000	$ 492,403	$ 508,403

See report of independent registered public accounting firm and notes to financial statements.

HAMILTON CAVANAUGH & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 804,419	$ 879,026
Adjustments to reconcile net income to net cash provided by operating activities -		
Depreciation	52,654	75,663
(Increase) decrease in operating assets:		
Accounts receivable	(6,542)	(3,332)
Prepaid expenses	(1,783)	6,288
Deposits	-	4,346
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(10,115)	(299,458)
Net cash provided by operating activities	838,633	662,533
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(19,180)	(26,881)
Proceeds from sale of securities	-	111,195
Dividends paid	(613,517)	(1,712,753)
Net cash (used in) investing activities	(632,697)	(1,628,439)
Net increase (decrease) in cash	205,936	(965,906)
Cash, beginning of year	389,975	1,355,881
Cash, end of year	$ 595,911	$ 389,975
Supplemental Disclosures:		
Interest paid	$ -	$ -
Income taxes	$ 9	$ 1,484

See report of independent registered public accounting firm and notes to financial statements.

HAMILTON CAVANAUGH & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1. ORGANIZATION OF COMPANY

Hamilton Cavanaugh & Associates, Inc, a New York State corporation, acts as a direct participation program general securities broker. The Company is engaged in the sale of variable annuities and mutual funds.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The Company prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenue is recognized when earned and expenditures are recognized when incurred.

Cash and equivalents

For purposes of reporting cash flows, the Company considers cash and equivalents to include money market accounts, and treasury bills with maturities of three months or less.

Property, equipment and depreciation

Property and equipment are recorded at cost. The Company provides for depreciation using straight-line and accelerated methods over the estimated useful lives of the related assets.

Income taxes

The Corporation's stockholder elected S corporation status on November 1, 2001 for Federal and New York State income tax purposes. The Corporation's income or loss is treated, for income tax purposes, substantially as if the corporation was a partnership and is reportable on the stockholder's individual income tax returns. For Federal income tax purposes, a provision for income taxes is not required. The Corporation is subject to a build-in gains tax on disposal of property and equipment and other assets that were purchased prior to November 1, 2001.

Investments

Investments are stated at market value except mortgages and real estate which are stated at cost. Net appreciation (depreciation) in the fair value of investments, which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, is shown in the statement of activities, and are included in other income.

Fair value of financial instruments

Management believes the Company's carrying value of its financial instruments is a reasonable estimate of their fair value.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Exchange Commission Rule 15c3-3 exemption:

The Corporation was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2010 and 2009. All transactions are cleared through another broker-dealer on a fully disclosed basis.

Advertising Costs:

Advertising costs are expensed as incurred. Advertising expense totaled $4,300 and $8,800 for the years ended December 31, 2010 and 2009, respectively.

NOTE 3. RELATED PARTY TRANSACTIONS

The officer and stockholder of Hamilton Cavanaugh & Associates, Inc. is also the stockholder and member of affiliated companies.

The Company rents office space under an annual lease agreement, in a building owned by Hamilton Cavanaugh, LLC., a related company. Rent expense paid to the related company for the years ended December 31, 2010 and 2009 was $180,000.

NOTE 4. CASH AND CASH EQUIVALENTS

At various times during the year, the Company had balances in its operating accounts which were in excess of FDIC insurance limits. At December 31, 2010 and 2009, the bank balances were in excess of FDIC insurance limits by approximately $345,911 and, $139,975 respectively.

NOTE 5. RENTAL OF STORAGE SPACE

The Company also rented storage space under a month to month basis, from a non-related party. In addition to the month to month lease, the Company rents other facilities as needed on a short term basis. These leases are always under a year in length. Rent expense for the year ended December 31, 2010 was $3,000.

NOTE 6. EQUIPMENT LEASE

The Company leases equipment and vehicles. Under the terms of the leases, the future minimum annual rental payments required at December 31, 2010 are as follows:

Year Ending December 31	Amount
2011	$27,623
2012	24,549
2013	9,074
2014	9,074
2015	9,074
2016	756
	$ 80,150

Rental expense for the leases for the years ended December 31, 2010 and 2009 was $27,258 and $26,717, respectively.

NOTE 7. NET CAPITAL REQUIREMENT

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(2)(vi), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $5,000. Customer funds and/or securities are not handled by Hamilton Cavanaugh & Associates, Inc. As of December 31, 2010, Hamilton Cavanaugh & Associates, Inc. had $485,892 net capital.

NOTE 8. RETIREMENT PLAN

The Company has a 401(k) plan covering substantially all eligible employees. Employees may elect to defer a portion of their salaries up to certain limits. A discretionary amount may also be contributed by the Company as determined by management at the end of each year. The Company's discretionary contributions for the years ended December 31, 2010 and 2009 were $84,746 and $62,080, respectively.

NOTE 9. SUBSEQUENT EVENTS

Hamilton Cavanaugh & Associates, Inc. has evaluated the effects of events that have occurred subsequent to December 31, 2010 and through February 7, 2011, the date Hamilton Cavanaugh & Associates, Inc. issued its statement of financial condition. During this period, there have been no material events that would require recognition in Hamilton Cavanaugh & Associates, Inc. 2010 financial statements to be disclosed in the notes to financial statements.

SUPPLEMENTAL INFORMATION

HAMILTON CAVANAUGH AND ASSOCIATES, INC.

SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

Net capital:		
Stockholder's equity qualified		$ 699,305
Non-allowable assets:		
Property and equipment, net		180,162
Prepaid expenses		58,073
Security deposits		500
Total non-allowable assets:		238,735
Net capital before haircuts on security positions		460,570
Haircuts on securities		-
Net capital		460,570
Minimum net capital required:		
A.I. Liabilities from statement of of financial condition	$ 168,092	
Required minimum net capital required percentage	6.67%	
Required minimum net capital required		11,212
Net capital in excess of requirement		$ 449,358
Net capital at 1000% (net capital less 10% of A.I. Liabilities)		$ 443,761

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part 11A Filing.

See report of independent registered public accounting firm and notes to financial statements.

HAMILTON CAVANAUGH & ASSOCIATES, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Officer's compensation	$1,135,577	$1,089,107
Employee compensation	953,127	991,552
Payroll taxes	113,273	112,162
Retirement plan	84,746	62,080
Outside consultants	250,485	225,485
Rent	180,000	180,000
Insurance	94,595	93,035
Health insurance and medical	74,517	92,483
Advertising	4,300	8,800
Business gifts	7,431	6,112
Professional fees	160,582	100,257
Computer consulting and maintenance	73,752	75,083
Automobile expense	21,760	23,419
Travel and lodging expense	107,435	88,645
Client promotion and sponsorships	159,193	181,020
Equipment rental and storage	30,258	29,717
Office expense	41,397	36,636
Office maintenance and repairs	3,147	4,582
Postage and shipping	17,520	18,663
Telephone	45,553	61,353
Marketing	63,650	70,498
Rubbish removal	2,988	3,260
Dues and subscriptions	12,669	17,715
Registration and membership fees	15,016	11,913
Temporary help	7,608	10,788
Continuing education and training	5,575	2,235
Seminars	433	3,368
Depreciation	52,654	75,663
Donations	93,402	72,745
Miscellaneous	7,500	6,587
	$3,820,143	$3,754,963

See report of independent registered public accounting firm and notes to financial statements.

C & B

CAPUTO & BONCARDO CPAs PC

CERTIFIED PUBLIC ACCOUNTANTS

538 Westchester Avenue • Rye Brook, New York 10573
Telephone: (914) 937-0880 • Fax: (914) 935-0582 • E-mail: SBCPAS@AOL.COM

Rocco Caputo, CPA
Nicholas J. Boncardo, CPA

SEC Mail Processing
Section

FEB 25 2011

Washington, DC
110

February 7, 2011

Board of Directors
Hamilton Cavanaugh & Associates, Inc.

In planning and performing our audit of the financial statements of Hamilton Cavanaugh & Associates, Inc. as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities Exchange Commission (the "SEC"); we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc., and the other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Caputo + Boncardo CPAs P.C.

Caputo & Boncardo, CPAS P.C.
Rye Brook, New York

C & B

CAPUTO & BONCARDO CPAs PC

CERTIFIED PUBLIC ACCOUNTANTS

538 Westchester Avenue • Rye Brook, New York 10573
Telephone: (914) 937-0880 • Fax: (914) 935-0582 • E-mail: cbcpas.org

Rocco Caputo, CPA
Nicholas J. Boncardo, CPA

Vincent D. Caputo

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Hamilton Cavanaugh & Associates, Inc.
661 North Broadway
White Plains, New York 10603

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Hamilton Cavanaugh & Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Hamilton Cavanaugh & Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Hamilton Cavanaugh & Associates, Inc.'s management is responsible for the Hamilton Cavanaugh & Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including cancelled checks and bank statements of Hamilton Cavanaugh & Associates, Inc., noting no differences.
2. Compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Caputo & Boncardo, CPAs P.C.

Caputo & Boncardo, CPAs, P.C.
February 7, 2010

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SEC Mail Processing Section
FEB 25 2011
Washington, DC
110

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046982 FINRA DEC
HAMILTON CAVANAUGH INVESTMENT 13*13
HAMILTON CAVANAUGH & ASSOCIATES INC
661 N BROADWAY
WHITE PLAINS NY 10603-2408

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 11,625.20

B. Less payment made with SIPC-6 filed (exclude interest) (5,912.90)

Date Paid

PAID 1-7-11 12969

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,712.30

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,712.30

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hamilton Cavanaugh & Associates, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 31 day of January, 20 11.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______

Documentation ______

Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1.1, 2010
and ending 12.31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,650,079

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

PAID

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $ 4,650,079

2e. General Assessment @ .0025 $ 11,625.20

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